UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2015

BALL CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	001-07349	35-0160610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Longs Peak Drive, P.O. Box 5000 Broomfield, Colorado	80021-2510
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 469-3131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On May 6, 2015, Ball Corporation (“Ball”) issued a proxy filing announcement (the “Proxy Filing Announcement”) in connection with the filing of its proxy statement with the Securities and Exchange Commission regarding its proposed acquisition of Rexam PLC and certain estimated cost savings and synergies arising from the proposed acquisition (which constituted a “Quantified Financial Benefits Statement” under Rule 28 of the United Kingdom City Code on Takeovers and Mergers (the “Code”)). Ball had previously disclosed the Quantified Financial Benefits Statement on February 19, 2015, in connection with the initial announcement of the proposed acquisition. In connection therewith, each of PricewaterhouseCoopers LLP (“PricewaterhouseCoopers UK”), Ball’s reporting accountants and Greenhill & Co. International LLP (“Greenhill”), Ball’s financial advisor, confirmed that the Quantified Financial Benefits Statement had been, in the case of PricewaterhouseCoopers UK, properly compiled on the basis stated, and in the case of Greenhill, prepared with due care and consideration. In connection with the Proxy Filing Announcement, PricewaterhouseCoopers UK and Greenhill confirmed that their original reports, dated February 19, 2015, remain valid for the Quantified Financial Benefits Statement. Copies of the PricewaterhouseCoopers UK report and Greenhill report are incorporated by reference to Exhibits 99.2 and 99.3 to the Current Report on Form 8-K/A of Ball filed with the Securities and Exchange Commission on May 6, 2015.

As provided in General Instruction B.2 of Form 8-K, the information in this Item 7.01 and Exhibits 99.2 and 99.3 hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

On May 6, 2015, Ball issued the Proxy Filing Announcement in connection with the filing of its proxy statement with the Securities and Exchange Commission regarding its proposed acquisition of Rexam PLC. The Proxy Filing Announcement, filed as Exhibit 99.1 to this Current Report on Form 8-K, is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Proxy filing announcement, dated May 6, 2015.

99.2	PricewaterhouseCoopers UK report, dated February 19, 2015 (incorporated by reference to Exhibit 99.2 to Ball’s Current Report on Form 8-K/A, filed on May 6, 2015).

99.3	Greenhill report, dated February 19, 2015 (incorporated by reference to Exhibit 99.3 to Ball’s Current Report on Form 8-K/A, filed on May 6, 2015).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition.  On May 6, 2015, in connection with the foregoing proposed issuance of Ball common stock, Ball filed its preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and will file its definitive proxy statement with the SEC at a later date. Following the filing of the definitive proxy statement with the SEC, Ball will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed acquisition. To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021.

Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball’s proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the definitive proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information

This Current Report on Form 8-K, and the documents incorporated by reference into this Current Report, contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) Ball as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Ball’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam PLC (“Rexam”)  acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION

Date: May 6, 2015	By:	/s/ Charles E. Baker
	Name:	Charles E. Baker
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Proxy filing announcement, dated May 6, 2015.

99.2	PricewaterhouseCoopers UK report, dated February 19, 2015 (incorporated by reference to Exhibit 99.2 to Ball’s Current Report on Form 8-K/A, filed on May 6, 2015).

99.3	Greenhill report, dated February 19, 2015 (incorporated by reference to Exhibit 99.3 to Ball’s Current Report on Form 8-K/A, filed on May 6, 2015).